EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,
	2014		2013		2014		2013
Earnings:
Income/(loss) from continuing operations	$4,359		$4,524		$(836)		$3,362
Add (from continuing operations):
Interest on indebtedness (1)	31,691		30,803		64,575		61,784
Portion of rents representative of the interest factor	569		521		1,134		1,041
Total earnings	$36,619		$35,848		$64,873		$66,187
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (1)	$31,691		$30,803		$64,575		$61,784
Interest capitalized	4,915		8,206		10,223		16,576
Portion of rents representative of the interest factor	569		521		1,134		1,041
Fixed charges	$37,175		$39,530		$75,932		$79,401

Add:
Preferred stock dividends	$931		$931		$1,862		$1,862
Combined fixed charges and preferred stock dividends	$38,106		$40,461		$77,794		$81,263

Ratio of earnings to fixed charges	—	(2)	—	(2)	—	(2)	—	(2)
Ratio of earnings to combined fixed charges and preferred stock dividends	—	(3)	—	(3)	—	(3)	—	(3)

(1)Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.
(2) The ratio was less than 1:1 for the three and six months ended June 30, 2014 and 2013 as earnings were inadequate to cover fixed charges by deficiencies of approximately $556,000 and $11.1 million and $3.7 million and $13.2 million, respectively.
(3) The ratio was less than 1:1 for the three and six months ended June 30, 2014 and 2013 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by deficiencies of approximately $1.5 million and $12.9 million and $4.6 million and $15.1 million, respectively.